VIA EDGAR

November 27, 2018

Ms. Keira Nakada

Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             USANA Health Sciences, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2017

Filed February 28, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 8, 2018

File No. 001-35024

Dear Ms. Nakada:

On behalf of USANA Health Sciences, Inc. (the “Company” or “USANA”), I am writing to respond to a follow up question related to our response filed on November 2, 2018, to your letter dated October 22, 2018, which set forth a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 30, 2017 (the “2017 Form 10-K”) and Form 10-Q for the fiscal quarter ended June 30, 2018 (the “Second Quarter 2018 Form 10-Q”).  For your convenience, the full text of the Staff’s follow up question is set forth below in bold type, and the Company’s response directly follows the applicable text in regular type.

You state in your response to our prior comment 2 that a customer has legal title upon shipment of the product while disclosing on page F-12 of Form 10-K for the year ended December 30, 2017 that the “title” and the risk of ownership passes to the customer when the product is delivered.  Please reconcile this discrepancy for us.

USANA’s Response:

The Company acknowledges the Staff’s comment.  We do not believe there is a discrepancy between our initial response to comment 2 and the disclosure on page F-12 of Form 10-K for the year ended December 30, 2017.  For your reference, the full text of the related disclosure on page F-12 of Form 10-K for the year ended December 30, 2017 is provided in the following:

Sales and related fees such as shipping and handling, net of applicable sales discounts, are recorded as revenue when the product is delivered and when title and the risk of ownership passes to the customer.

This policy disclosure for revenue recognition in the Company’s 2017 10-K is aligned with the guidance under ASC 605 and SAB Topic 13, in which one of the requirements for revenue recognition is that delivery has occurred.  SAB Topic 13 states that “delivery generally is not considered to have occurred unless the customer has taken title and assumed the risks and rewards of ownership.”  The disclosure included above was not intended to state that title transfers upon physical delivery of the product, but rather that delivery, as defined in SAB Topic 13, has occurred when both title and risks and rewards of ownership have transferred.  As noted in our initial response to comment 2, the transfer of legal title takes place upon shipment due to the contractual “FOB shipping point” terms with customers, which has not changed with the adoption of ASC 606.  However, under ASC 605, delivery was not determined to have occurred upon title transfer due to the Company’s practice of replacing lost or damaged goods in transit.  Because of this practice, the risks and rewards of ownership were deemed not to have transferred to the customer at the point of shipment, which was an overriding factor for determining when delivery had occurred and timing of revenue recognition.  Therefore, the Company’s disclosure indicates that delivery has occurred when both title and risk of ownership passes to the customer.  While both are necessary for revenue recognition, they are distinct criteria and evaluated separately in terms of timing and the related impact on revenue recognition.

The company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We believe that the foregoing response addresses the Staff’s comment and question. Please advise us at your earliest convenience if you have any questions or require additional information.  Please direct any questions to the undersigned at (801) 954-7903. Thank you in advance for your cooperation in connection with this matter.

Regards,

/s/ G. Douglas Hekking
G. Douglas Hekking
Chief Financial Officer